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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF JANUARY, 2004
                 -------    --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                        (REGISTRANT)



DATE JANUARY 27, 2004                       BY /s/ Rochiman Sukarno
     ----------------                       ------------------------------------
                                                         (SIGNATURE)
                                                       ROCHIMAN SUKARNO
                                                   HEAD OF INVESTOR RELATION


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                                  PRESS RELEASE
                             NO.TEL. 42/PR000/UHI/2004

                          TELKOM 2002 AUDIT IN PROGRESS

BANDUNG, JANUARY 27, 2004 -- PT (PERSERO) Telekomunikasi Indonesia Tbk. ("TELKOM") announced today that it is in the final stages of completing the audit of its 2002 financial statements previously filed with the SEC, being conducted by Drs. Hadi Sutanto & Rekan - PricewaterhouseCoopers ("PwC"), and the restatement of its 2001 and 2000 financial statements, being conducted by Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu ("Deloitte").

Since the outstanding accounting issues between TELKOM and the auditors have been resolved and agreed, TELKOM expects to be able to finalize its financial statements and file its amended 2002 Form 20-F by the middle of February. TELKOM had previously anticipated being able to do so by the end of January, but the process of finalizing the financial information and the Form 20-F has taken a few weeks longer than originally expected.

Kristiono, President Director of TELKOM, stated that "TELKOM is pleased to be on the verge of filing its amended 2002 Form 20-F. We are, and have throughout this process been, committed to bringing TELKOM into full compliance with the rules of the U.S. SEC and the NYSE and to fulfilling our obligations to our shareholders. As soon as our 2002 Form 20-F is filed, we plan to turn our attention to the preparation and filing of our 2003 Form 20-F by the June 30, 2004 deadline. "

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2002 financial statements and the expected time for filing TELKOM's amended 2002 Form 20-F , constitute forward-looking statements which involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility of further delays in completion of the audit of the 2002 financial statements and the filing of TELKOM's amended 2002 Form 20-F.





WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP     : 62-21-5215109
FAX      : 62-21-5220500
EMAIL    : INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM.CO.ID